Exhibit 12.1

Bowater Incorporated
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Six Months Ended June 30,

	2003	2002

Earnings:
Income (loss) before income taxes, minority interests and cumulative effect of accounting change	$(115.2)	$(74.6)
Add: Fixed charges from below	93.5	92.3
Less: Capitalized interest	5.7	3.4

	$(27.4)	$14.3

Fixed Charges:
Interest expense, net of interest capitalized	82.1	83.1
Capitalized interest	5.7	3.4
Estimate of interest within rental expense	1.7	1.5
Amortized premium and discounts related to indebtedness	4.0	4.3

	$93.5	$92.3

Deficiency of Earnings to Fixed Charges	$120.9	$78.0